CESP *Companhia Energética de São Paulo*

São Paulo, May 15, 2003 CT/FFR/712/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commissio
450 Fifth Street N.W.
Washington, D.C. 20549
USA


03050671

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Abstract of the Minutes of the 487th Meeting of the Board of Directors of this Company, published in the newspapers "Diário Oficial do Estado de São Paulo" and "Gazeta Mercantil" on May 15, 2003.

Very truly yours,

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01

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